July 28, 2005

Mail Stop 0510

Joseph M. Fiamingo
Chief Executive Officer
International Wire Group, Inc.
101 South Hanley Road, Suite 1050
St. Louis, Missouri 63105

Re:	International Wire Group, Inc.
      	Amendment No. 3 to Form S-1
      Filed on July 21, 2005
      	File No. 333-120736

Dear Mr. Fiamingo:

	We have reviewed the amended filing and have the following comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

MD&A - Overview, page 22

1. We note that you have been notified by Viasystems that they are electing not to renew their insulating wire supply agreement and that will terminate, in accordance with its terms, on December 31, 2005.
Please revise your disclosures, if applicable, to address the potential impact of this termination on the value of your customer relationship intangible asset.

Prior Comment 1

2. We reviewed your response and revised disclosures. Regarding the impairment of trade names and trademarks that you recorded during the period ended December 31, 2004, it appears to us you have assumed that higher component costs will continue and you will be unable to pass-through these costs to your customers for the foreseeable future. Since we assume these are your expectations regarding future operations, it appears to us that they should be more prominently disclosed and discussed as such in your Overview in MD&A and in Risk
Factors.

Prior Comment 3

3. We reviewed your response and revised disclosures. Please revise the disclosures on page F-36 and F-50 to quantify the amount by which your coverage exceeds insurance settlements to date as of the most recent balance sheet date. In addition, please revise note (a) on page F-50 to quantify the amount of the settlement.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct accounting comments to Melinda Hooker at (202) 551-3732 or, in her absence, to Anne McConnell at (202) 551-3709.
Direct questions on other disclosure

issues to Chris Edwards at (202) 551-3742 or in his absence to Jennifer Hardy, Branch Chief, at (202) 551-3767.


Sincerely,



Jennifer R. Hardy
Branch Chief


cc:	R. Scott Cohen, Esq.
Weil, Gotshal & Manges LLP
200 Crescent Court, Suite 300
Dallas, Texas 75201
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Joseph M. Fiamingo
International Wire Group, Inc.
July 28, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE